UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
__________________________

ARCHAEA ENERGY INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03940F103
(CUSIP Number)
Naseem Sagati Aghili
Ares Management Corporation
2000 Avenue of the Stars, 12th Floor,
Los Angeles, California 90067
(310) 201-4165
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 13, 2021
(Date of Event which Requires Filing of this Statement)
__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:    □
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Aria Renewable Energy Systems LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units (as defined below) for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in Archaea Energy Inc.’s (the “Issuer”) Second Quarter 10-Q (as defined below) and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants (as defined below) based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
United States Power Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,067,336 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
8,067,336 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,067,336 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
10.3% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 8,067,336 shares of Class A Common Stock issuable upon the exchange of 8,067,336 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,067,336 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
8,067,336 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,067,336 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
10.3% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 8,067,336 shares of Class A Common Stock issuable upon the exchange of 8,067,336 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

 SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF United States Power Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
6,875,307 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
6,875,307 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,875,307 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.8% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 6,875,307 shares of Class A Common Stock issuable upon the exchange of 6,875,307 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power IV, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
6,875,307 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
6,875,307 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,875,307 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
8.8% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 6,875,307 shares of Class A Common Stock issuable upon the exchange of 6,875,307 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares EIF Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142  additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Corp.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
CO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Voting LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
14,942,643 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
14,942,643 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,942,643 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
19.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 14,942,643 shares of Class A Common Stock issuable upon the exchange of 14,942,643 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The Percent of Class Represented by Amount in Row (11) is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. Percentage ownership is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Second Quarter 10-Q and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of certain Redeemable Warrants based on information provided by the Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on September 27, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 8, 2021, Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2021 and Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on December 13, 2021 (as so amended, the “13D Filing” and, together with this Amendment No. 4, the “Schedule 13D”). Except as amended in this Amendment No. 4, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 4 as so defined, unless otherwise defined in this Amendment No. 4.
Item 1.     Security and Issuer
Item 1 of the 13D Filing is hereby amended by restating the last paragraph thereunder as follows:
This Schedule 13D does not reflect warrants outstanding as of the date of this filing to purchase approximately 6,771,000 shares of Class A Common Stock, which reflects 18,883,492 warrants outstanding as of September 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021 (the “Second Quarter 10-Q”), less 12,112,492 Redeemable Warrants (as defined below) exercised to date. Each warrant is exercisable and expires five years after the completion of the Business Combinations or earlier upon redemption or liquidation.
Item 5.     Interest in Securities of the Issuer
Item 5 of the 13D Filing is hereby amended and restated in its entirety as follows:
The information set forth or incorporated by reference in Items 2 and 6 of this Schedule 13D is incorporated by reference in this Item 5.
The aggregate percentage of shares of Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 63,195,118 shares of Class A Common Stock outstanding as of the date of this filing, which includes 53,590,976 shares of Class A Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Second Quarter 10-Q, and gives effect to 9,604,142 additional shares of Class A Common Stock issued upon exercise of Redeemable Warrants based on information provided by the Issuer, and assumes the exchange of 14,942,643 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock.
As of the date of this filing, 55,523,986 LFG Class A Units are outstanding, which is based on 62,281,735 LFG Class A Units outstanding as of November 8, 2021, as reported in the Issuer’s Second Quarter 10-Q, and gives effect to the cancelation of 6,757,749 LFG Class A Units held by Aria RES in connection with the Share Repurchases (as defined below) and Salient Sales (as defined below). Assuming the conversion of all of the outstanding LFG Class A Units for shares of Class A Common Stock, the Reporting Persons may be deemed to beneficially own 12.6% of the Issuer’s Class A Common Stock in the aggregate.

(a) and (b) As of the date of this filing, the Reporting Persons beneficially owned, in the aggregate, (i) 14,942,643 shares of Class B Common Stock and (ii) 14,942,643 LFG Class A Units. As described in Item 6 and incorporated by reference herein, subject to certain terms and conditions set forth in the LFG LLC Agreement (as defined below) and the Stockholders’ Agreement (as defined below), each LFG Class A Unit is exchangeable into Class A Common Stock on a one-for-one basis or, at the Issuer’s option, cash. Following any exchange of LFG Class A Units, an equal number of shares of Class B Common Stock held by the holder of such LFG Class A Units will be canceled.
Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by Aria RES and reported on the cover pages to this Schedule 13D for such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.
(c) Except in connection with the Business Combinations, the Share Repurchases and the Salient Sales (as defined below) and as described in Item 3, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D Filing is hereby amended by restating in its entirety the section titled “Share Repurchase Agreement” thereunder as follows:
Share Repurchase Agreement
On November 3, 2021, the Issuer and LFG entered into a Share Repurchase Agreement (the “Repurchase Agreement”) with Aria RES. Pursuant to the Repurchase Agreement, on a weekly basis during the period beginning on November 8, 2021 and ending on the date that is one week after the date on which the Issuer has received all payments for cash from exercises of its Redeemable Warrants (as defined below) (such date to be no later than December 14, 2021 (unless otherwise agreed to by the parties thereto)), the Issuer will repurchase (each, a “Share Repurchase” and collectively the “Share Repurchases”) from Aria RES, at its option, either the number of shares of Class A Common Stock equal to all cash received by the Issuer from exercises of its warrants for cash during the preceding calendar week divided by $17.65 (rounded down to the nearest whole number) at a purchase price of $17.65 per share or, at its option, the equivalent number of shares of LFG Class A Units at the Cash Election Amount (as described below) (provided that in no event shall such Cash Election Amount be less than $17.65 per Opco Class A unit). The holders of the Redeemable Warrants may elect to exercise their Redeemable Warrants by paying the exercise price with cash or may elect to exercise on a “cashless basis.”
As of November 3, 2021, Aria RES beneficially owned 21,700,392 shares of the Issuer’s Class B Common Stock and 21,700,392 LFG Class A Units, which it received as partial consideration in the Aria Merger. Pursuant to the LFG LLC Agreement, at the request of the holder, each LFG Class A Unit may be redeemed for, at LFG’s election, a newly-issued share of Class A Common Stock or a cash payment equal to the Cash Election Amount (as defined in the LFG LLC Agreement), which is generally the volume-weighted average closing price of one share of Class A Common Stock for the five consecutive trading days prior to the date on which the holder requested the redemption, and upon redemption of such LFG Class A Unit, a share of Class B Common Stock shall be surrendered by the holder.
The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 10 to this Schedule 13D and is incorporated herein by reference.
On November 4, 2021, the Issuer delivered a notice of redemption calling for the redemption of (i) all of its publicly held warrants to purchase shares of Class A Common Stock (the “Public Warrants”), which were issued under the Warrant Agreement, dated October 21, 2020 (the “Warrant Agreement”), by and among the Issuer, Opco and Continental Stock Transfer & Trust Company, as warrant agent, as part of the units sold in the Issuer’s IPO, that remain outstanding at 5:00 p.m., New York City time, on December 6, 2021 (the “Redemption Date”) and (ii) all of its warrants to purchase shares of Class A Common Stock that were issued under the Warrant Agreement to Atlas Point Energy Infrastructure Fund, LLC in a private placement simultaneously with the consummation of the Business Combinations (the “Forward Purchase Warrants” and, together with the Public Warrants, the “Redeemable Warrants”) that remain outstanding at 5:00 p.m. New York City time on the Redemption Date, in each case for a redemption price of $0.10 per warrant. As of the Redemption Date, the Issuer redeemed 12,112,492 Redeemable Warrants.
In accordance with the terms of the Repurchase Agreement, on November 10, 2021, 480,802 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 480,802 shares of Class A Common Stock pursuant to a Redemption Notice from Aria RES dated November 8, 2021 and 480,802 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled.
In accordance with the terms of the Repurchase Agreement, on November 16, 2021, 83,141 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 83,141 shares of Class A Common Stock pursuant to a Redemption Notice from Aria RES dated November 15, 2021 and 83,141 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled.
In accordance with the terms of the Repurchase Agreement, on November 23, 2021, 1,055,909 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 1,055,909 shares of Class A Common Stock pursuant to a Redemption Notice from Aria RES dated November 22, 2021 and 1,055,909 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled.

In accordance with the terms of the Repurchase Agreement, on November 30, 2021, 250,901 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 250,901 shares of Class A Common Stock pursuant to a Redemption Notice from Aria RES dated November 29, 2021 and 250,901 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled.
In accordance with the terms of the Repurchase Agreement, on December 13, 2021, 4,230,696 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 4,230,696 shares of Class A Common Stock pursuant to a Redemption Notice from Aria RES dated December 10, 2021 and 4,230,696 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled.
Salient Purchase Agreements
On December 8, 2021, Aria RES entered into share purchase agreements (collectively, the “Salient Share Purchase Agreements”) with certain entities affiliated with Salient Capital Advisors, LLC (collectively, the “Salient Purchasers”), pursuant to which Aria RES agreed to sell to the Salient Purchasers and the Salient Purchasers agreed to purchase from Aria RES 656,300 shares of Class A Common Stock at a purchase price of $17.95 per share, subject to certain conditions (collectively, the “Salient Sales”).
The foregoing description of the Salient Share Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the text of the form of such agreement, a copy of which is included as Exhibit 13 to this Schedule 13D and is incorporated herein by reference.
On December 13, 2021, 656,300 OpCo Class A Units held by Aria RES were redeemed on a one-for-one basis for 656,300 shares of Class A Common Stock pursuant to a Redemption Notice delivered to the Issuer by Aria RES dated December 8, 2021, and 656,300 shares of the Issuer’s Class B Common Stock held by Aria RES were surrendered to the Issuer and canceled. In accordance with the terms of the Salient Share Purchase Agreements, on December 13, 2021, Aria RES completed the sale of 656,300 shares of Class A Common Stock to the Salient Purchasers.
Item 7.  Material to be Filed as Exhibits.
The information contained in Item 7 of the 13D Filing is hereby amended and supplemented by adding the following:
99.1	Joint Filing Agreement, dated as of December 15, 2021, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: December 15, 2021
Aria Renewable Energy Systems LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

United States Power Fund III, L.P.
By: EIF US Power III, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power III, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF United States Power Fund IV, L.P.
By: EIF US Power IV, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power IV, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares EIF Management LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares Management LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory